SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           APPLIED IMAGING CORP.
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                             (Name of Issuer)

            Shares of Common Stock, par value $0.001 per share
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                      (Title of Class of Securities)

                                 03820G10
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                              (CUSIP NUMBER)

        PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
                            500 Crescent Court
                                 Suite 260
                           Dallas, Texas  75201
                         TEL. No.: (214) 871-3700
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                              Ford Lacy, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               June 2, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 03820G10            13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Paragon Associates and Paragon Associates II Joint Venture -
     75-1956332

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

      NUMBER OF     7    SOLE VOTING POWER           669,333
        SHARES
     BENEFICIALLY   8    SHARED VOTING POWER         0
       OWNED BY
         EACH       9    SOLE DISPOSITIVE POWER      669,333
      REPORTING
     PERSON WITH    10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     669,333

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.08%

14   TYPE OF REPORTING PERSON*

     OO



*SEE INSTRUCTIONS BEFORE FILLING OUT


                               SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

          Securities acquired:     Shares of common stock, par value $0.001
          per share ("Common Stock")

          Issuer:   Applied Imaging Corp.
                    2380 Walsh Avenue, Building B
                    Santa Clara, California  95051
                    Tel. No. (408) 562-0250

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is filed by a joint venture formed by (i) Paragon Associates, a Texas limited partnership ("Paragon") and (ii) Paragon Associates II, a Texas limited partnership ("Paragon II"). Bradbury Dyer III is the sole general partner of Paragon and Paragon II and is the authorized agent to the joint venture, which is hereinafter referred to as "Paragon JV."

     The business address of Paragon, Paragon II, Paragon JV and Mr. Dyer is 500 Crescent Court, Suite 260, Dallas, Texas 75201. The principal business of Paragon JV is the joint management of the assets and activities of Paragon and Paragon II. The principal business of Paragon and Paragon II is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The present principal occupations or employments of Mr. Dyer are management of his personal investments, general partner of Paragon and Paragon II, and agent for Paragon JV. Mr. Dyer is a citizen of the United States.

     Neither Paragon, Paragon II, Paragon JV nor Mr. Dyer has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of June 2, 1998, Paragon JV had invested $2,073,082 in shares of Common Stock of Applied Imaging Corp. (the "Issuer") as described below in
Item 5. The source of these funds was the working capital of Paragon JV.


ITEM 4.   PURPOSE OF THE TRANSACTION

     Paragon JV acquired shares of the Issuer's Common Stock for investment purposes and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Paragon JV reserves the right to consider or make such plans and/or proposals in the future. Paragon JV reserves the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Paragon JV may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, Paragon JV has no present plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the Issuer;

          4) any material change in the present capitalization or dividend policy of the Issuer;

          5) any other material change in the Issuer's business or corporate structure;

          6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of March 31, 1998, and according to the Issuer's most recent Quarterly Report on Form 10-Q, there were issued and outstanding 7,670,703 shares of Common Stock. However, based on information provided to Paragon JV by the Issuer, the Issuer issued 3,333,331 shares on June 2, 1998 in a private placement, which brought total shares issued and outstanding on that date to 11,004,034. As of the date hereof, Paragon JV (in carrying out the purposes of Paragon and Paragon II) has beneficial ownership of 669,333 such shares, representing approximately 6.08% of the Common Stock of the Issuer. Under the terms of the joint venture agreement of Paragon JV, a copy of which is herewith filed as Annex A and incorporated herein by reference, Paragon and Paragon II have beneficial ownership of such shares in proportion to their respective accounts in the joint venture. Mr. Dyer does not have direct beneficial ownership of such shares; however, Mr. Dyer, as sole general partner of Paragon and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

     (b) Paragon JV has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 669,333 shares of Common Stock of the Issuer; however, Paragon and Paragon II, as co-venturers in Paragon JV, each hold an undivided interest in such shares based on their respective accounts in Paragon JV, and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Paragon JV to vote or to direct the vote of and to dispose or to direct the disposition of such shares. Mr. Dyer, as sole general partner of Paragon and Paragon II and as managing agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Paragon JV to vote or to direct the vote of and to dispose or to direct the disposition of such shares.

     (c) The transactions in the Issuer's securities by Paragon JV during the last sixty days are listed as Annex B attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.


                                  ANNEX A


                            JOINT OPERATION AND
                      ACCOUNTING PROCEDURES AGREEMENT

     AGREEMENT dated as of January 1, 1984 by and among Bradbury Dyer III (hereinafter called "Dyer"), an individual residing in Dallas, Texas, Paragon Associates (hereinafter called "Old Paragon"), a Texas limited partnership of which Dyer is the general partner, and Paragon Associates II (hereinafter called "Paragon II"), a Texas limited partnership of which Dyer is the general partner. The address of Dyer, Old Paragon and Paragon II is Suite 2340, One Dallas Centre, 350 North St. Paul, Dallas, Texas 75201.



     Note: The Introductory Statement to this Agreement has been deleted because it does not govern the terms of the joint operation of the parties hereto and does contain certain information which the reporting persons desire to hold in confidence.















                                 AGREEMENT

     1. Old Paragon and Paragon II hereby form a joint venture for the purpose of jointly carrying out the purposes set forth in the Limited Partnership Agreements of Old Paragon and Paragon II and accounting for their commingled assets and liabilities exclusive of the contingent liabilities of the Metropolitan Claims which shall be retained by, and remain solely the obligation of, Old Paragon. Each party hereto may withdraw from the joint venture its share of the assets subject to its share of the liabilities at any time.

     2. Old Paragon confirms to Paragon II that Old Paragon intends solely to retain and does retain any and all liability which it might have with respect to the Metropolitan Claims and Old Paragon hereby indemnifies the joint venture and Paragon II and each person or entity who is at any time a limited partner of Paragon II against any loss or liability with respect to, or resulting from, the Metropolitan Claims and any and all costs and expenses, including attorney's fees, which any of them may incur in connection with the defense thereof or the enforcement of this provision. Dyer will not permit capital withdrawals from Old Paragon which would impair its ability to satisfy any liability which it might have with respect to the Metropolitan Claims or with respect to obligations under this paragraph 2.

     3. Dyer, as agent for the joint venture, hereby is authorized to open any and all bank, brokerage or other accounts necessary or useful for the joint operation of Old Paragon and Paragon II. Any bank, broker or other person may conclusively rely on this agreement as evidence of Dyer's authority to so act.

     4. Old Paragon shall have a _______% interest in the joint venture and Paragon II shall have a ________% interest in the joint venture. Such interests are based upon Old Paragon's net worth (net of withdrawals) at December 31, 1983 of $_______________ and Paragon II's net worth as of January 1, 1984 of $______________. These sharing ratios will be adjusted to reflect any contributions or withdrawals by either Old Paragon or Paragon II. Each of Old Paragon and Paragon II hereby assumes through the joint venture a pro rata interest in each contributed asset and liability of the other, it is being understood and agreed that no liability with respect to the Metropolitan Claims is being assumed through the joint venture or otherwise. Further, Old Paragon and Paragon II each agree that any gain or loss realized for federal income tax purposes which is attributable to unrealized gain or loss existing on January 1, 1984 shall be included in the gain or loss of the contributing party.

     5. Old Paragon and Paragon II agree that each will separately account for its interest in the joint venture and each will separately prepare and file all appropriate tax returns.

     6. Dyer, as agent for the joint venture, will make any and all tax filings and elections for the joint venture as appropriate to reflect the separate and distinct nature of the interests of Old Paragon and Paragon II in the joint venture.

     7. The authority of Dyer, as agent for the accounts of the joint venture, shall be the same as his authority with respect to the separate assets and liabilities of Old Paragon and Paragon II under the Limited Partnership Agreement for Paragon Associates (as amended) and the Limited Partnership Agreement for Paragon Associates II.

     8. This Agreement shall be effective as of January 1, 1984. Any activity in any account of Old Paragon or Paragon II since that date will be deemed to be for the account of the joint venture.

     9. Paragraph 2 of this Agreement may not be amended or terminated without the prior written consent of each person or entity which becomes a limited partner of Paragon II any time on or after January 1, 1984.

     10. Nothing in this Agreement shall prevent Bradbury Dyer III from causing the termination of the joint venture when there is no longer pending or threatened against Bradbury Dyer III or Paragon Associates any Metropolitan Claim.

     EXECUTED at Dallas, Texas as of the day and year first above written.

                                   PARAGON ASSOCIATES

                                   By:  /S/ BRADBURY DYER III
                                        ---------------------------
                                        Bradbury Dyer III
                                        General Partner


                                   PARAGON ASSOCIATES II

                                   By:  /S/ BRADBURY DYER III
                                        ---------------------------
                                        Bradbury Dyer III
                                        General Partner


                                   /S/ BRADBURY DYER III
                                   ---------------------------
                                   BRADBURY DYER III



                                  ANNEX B


 Transaction           Buy/       Quantity     Price per
     Date              Sell       (shares)     Share ($)
 ------------       ---------    ---------     ---------
   06/02/98           Buy        333,333          3.00




                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 4, 1998



                              Paragon Associates and Paragon Associates II
                              Joint Venture


                              By:  /S/ BRADBURY DYER III
                                   ------------------------------------
                                   Bradbury Dyer III, Authorized Agent